20014370

UNITEDSTATES
[illegible]TIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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NOV 12 2020

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 AND ENDING 09/30/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Infinity Securities, Inc. DBA Infinity Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 9TH STREET, SUITE 202
(No. and Street)

OAKLAND	CA	94607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVENUE, STE 165	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinity Securities, Inc. DBA Infinity Financial Services, as of September 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Compliance Officer

Title

Notary Public

PRATISTHA RAI
COMM. # 2251625
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
SEPTEMBER 13, 2022
JAS1

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this Certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda
Subscribed and sworn to (or affirmed) before me on this 10 day Nov, 20 20, by Gregory Gilbert proved to me on the basis of satisfactory evidence to the person(s) who appeared before me.

Notary Public

Infinity Securities, Inc.

Audit of Financial Statements and Supplementary Information

September 30, 2020

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholder of Infinity Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Infinity Securities, Inc. (the "Company") as of September 30, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
November 10, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Infinity Securities, Inc.
Statement of Financial Condition
September 30, 2020

Assets		
Cash	$	306,402
Receivable from clearing broker		82,523
Accounts receivable		26,885
Deposit with clearing broker		25,122
Property and equipment, net		15,821
Prepaid expense and other assets		27,455
Total assets	$	484,208
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	35,915
Bank loan payable		67,937
Commission payable		152,468
Total liabilities		256,320
Commitments and Contingencies		
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		165,000
Retained earnings		61,888
Total stockholder's equity		227,888
Total liabilities and stockholder's equity	$	484,208

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Operations
For the Year Ended September 30, 2020

Revenues		
Advisory fees	$	633,818
Commissions		4,309,588
Fee income		188,155
Interest and other income		90,398
Total revenues		5,221,959
Expenses		
Employee compensation and benefits		552,895
Commission expenses		3,733,118
Professional fees		219,997
Occupancy and equipment rental		126,784
Other operating expenses		639,583
Total expenses		5,272,377
Net loss	$	(50,418)

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2019	$ 1,000	$ 165,000	$ 162,306	$ 328,306
Distributions			(50,000)	(50,000)
Net loss	-	-	(50,418)	(50,418)
Balance at September 30, 2020	$ 1,000	$ 165,000	$ 61,888	$ 227,888

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2020

Cash flow from operating activities:		
Net loss		$ (50,418)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 6,491	
(Increase) decrease in:		
Receivable from clearing broker	39,139	
Account receivable	14,731	
Prepaid expense and other assets	23,026	
Due from shareholder	5,637	
(Decreases) increase in:		
Accounts payable and accrued expenses	8,097	
Commission payable	26,326	
Total adjustments		123,447
Net cash provided by operating activities		73,029
Cash flow from investing activities:		
Cash flow from financing activities:		
Bank loan payable	67,937	
Capital distributions	(50,000)	
Net cash provided by financing activities		17,937
NET INCREASE IN CASH		90,966
CASH AT SEPTEMBER 30, 2019		215,436
CASH AT SEPTEMBER 30, 2020		$ 306,402
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during year for income taxes		$ -
Cash paid during the year for interest		$ -

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Notes to Financial Statements
September 30, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Infinity Securities, Inc. DBA Infinity Financial Services (the "Company") was incorporated in the State of California on January 9, 2007. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including engaging in investment advisory and general securities brokerage activities on behalf of its clients. Fee revenues are management fees, reimbursements from reps, commissions and other.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with its clearing broker on a fully disclosed basis. The clearing broker has agreed to maintain records of the transactions effected and cleared in the customer accounts.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable and amounts due from clearing broker represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company earns commissions on client transactions in equity securities, mutual funds, life insurance, debt securities, and variable annuities. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing trailing commissions, and is responsible for minor ongoing client relations services, which are recorded in those periods as the services are performed.

Advisory fees are received based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis upon completion of the Company's performance obligations. Advisory fees also includes consulting fees for the creation of investment programs for advisory clients. These revenues are recognized when earned.

Fee income includes revenues from private placements. The Company earns commissions from placements of private equity firms and real estate trusts. The Company records placement revenues under the terms of each assignment or engagement contract, which is typically at the successful completion of the private placement.

Interest income is recognized over time on a basis that takes into account the effective yield on the cash and financial instruments held at financial institutions.

The Company leases its office space under a month-to-month agreement from an affiliate owned by the same stockholder which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records rent expenses monthly as billed.

Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $1,000 for the year ended September 30, 2020.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost, net of accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: DEPOSIT WITH CLEARING BROKER

The Company has a brokerage agreement with its clearing broker to carry its account and the accounts of its clients as customers of the clearing broker. The clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2020 was $25,122.

Note 3: RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of September 30, 2020, the receivable from clearing broker of $82,523 are pursuant to the clearing agreement.

Note 4: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. In accordance with the authoritative guidance for uncertainty in income taxes included within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes, the Company reviews and evaluates the tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Company is no longer subject to examinations by major tax jurisdictions for years before 2015.

Note 5: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer equipment	$	50,418	5
Computer software		887	3
Leasehold improvements		13,411	MACRS
		64,716	
Less: Accumulated depreciation		(48,895)	
Property and equipment, net	$	15,821	

Depreciation expense for the year ended September 30, 2020 was $6,491.

Note 6: PROFIT SHARING PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on February 24, 2014. All contributions to the plan are made at the discretion of the Company's management. Total contributions made for the year ended September 30, 2020 were $0.

Note 7: COMMITMENTS AND CONTINGENCIES

During the year ended September 30, 2020, the Company's majority stockholder agreed to purchase the outstanding shares of its minority stockholder to become the Company's sole stockholder.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued for items requiring recording or disclosure in the financial statements. Subsequent to September 30, 2020 but prior to the issuance of these financial statements, the Company is finalizing a transaction to spin off the Company's Investment Advisory practice into a separate entity.

Note 10: BANK LOAN PAYABLE

The Company has incurred indebtedness under the CARES Act, which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on May 4, 2020 and received the loan proceeds of $67,937 on May 6, 2020. The loan has a 1% fixed annual interest rate and has a maturity date of May 4, 2022. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company leases its office space under a month-to-month agreement from an affiliate owned by the same stockholder which is cancelable with reasonable notice, and has no lease agreements subject to ASC 842. The adoption of ASC 842 had no effect on the Company's financial statements for the year ended September 30, 2020.

Note 12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2020, the Company had net capital of $157,727 which was $145,168 in excess of its required net capital of $12,559; and the Company's percentage of aggregate indebtedness to net capital was 119%.

Note 13. RELATED PARTY TRANSACTIONS

The Company has a month-to-month lease agreement with Elevate Real Estate Holdings, LLC, an affiliate of the Company under common ownership, for its office space. For the year ended September 30, 2020, the Company paid $102,480 in rent expense to its affiliate.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Infinity Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2020

Computation of net capital				
Common stock	$	1,000		
Additional paid in capital		165,000		
Retained earnings		61,888		
Total stockholder's equity			$	227,888
Less: Non-allowable assets				
Receivables - non-allowable		(26,885)		
Prepaid expenses		(27,455)		
Property and equipment, net and other assets		(15,821)		
Total non-allowable assets				(70,161)
Net Capital			$	157,727
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtness	$	12,559		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				12,559
Excess net capital				145,168
Aggregate indebtedness				188,383
Percentage of aggregate indebtedness to net capital				119.44%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated September 30, 2020.

Infinity Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2020

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Infinity Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2020

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Infinity Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Infinity Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Infinity Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Infinity Securities, Inc. also identified its direct business with mutual fund and insurance companies whereby Infinity Securities, Inc. does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3 and (3) Infinity Securities, Inc. stated that Infinity Securities, Inc. met the identified exemption provisions throughout the year ended September 30, 2020 without exception. Infinity Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Infinity Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and its additional business activity.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 10, 2020

Infinity Financial Services
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Infinity Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended September 30, 2020, the Company states the following:

- The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3(k) (2)(ii). In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.
- The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2020 without exception.

I, Gregory Gilbert, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Name: Gregory Gilbert
Title: President